Exhibit (a)(5)(D)

Subject:	AB Private Credit Investors Corporation - Tender Offer

On November 27, 2018, you received an Investor Letter relating to your AB Private Credit Investors Corporation (the “Fund”) investment that notified you that based on Board and Investor approval, we would be increasing the Fund’s leverage limit and as a result the Fund would be offering to repurchase some of your shares over 4 consecutive quarters.

This notification is to inform you that your 3rd opportunity to tender a portion of your shares has now commenced and is available online. Each tender will reduce your shares by a maximum of 25%. If you only participate in this and the subsequently planned tender, your shares will be reduced by 50%. For investors who did not participate in the first and second tenders, participation in this tender offer (and any future planned tender offers) will not reduce your original commitment to the Fund.

The Tender Offer window will expire at 5:00 p.m., Eastern Standard Time, on June 25, 2019. The full Offer to Purchase contained in the Tender Offer is available through the link above. If you would like to receive the tender materials other than through the link above, please contact your Bernstein Advisor.

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